# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Fusion Fuel Green PLC, CIK 0001819794
CUSIP: G3R25D209
Title of class of securities: Class A Ordinary Shares, nominal value $0.0035 per share
Address of issuer's principal executive offices: 9 Pembroke Street Upper, Dublin, Ireland (L2), D02 YX28
Date of event which requires filing of this statement: 11/26/2025
Filed by CIK 0002093053
Persons authorized to receive notices and communications: Frederico Figueira de Chaves, c/o Fusion Fuel Green PLC, 9 Pembroke Street Upper, Dublin, Ireland (L2), D02 KR83, 353 1 961 9350

## Reporting persons
- Frederico Figueira de Chaves (CIK 0002093053): type of reporting person: individual (IN); citizenship or place of organization: Portugal (S1); source of funds: personal funds (PF), other (OO); sole voting power 412,034; shared voting power 6,352; sole dispositive power 412,034; shared dispositive power 6,352; aggregate amount beneficially owned 418,386 (17.2% of the class); the aggregate amount excludes certain shares

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, nominal value $0.0035 per share
Name of issuer: Fusion Fuel Green PLC
Address of issuer's principal executive offices: 9 Pembroke Street Upper, Dublin, Ireland (L2), D02 YX28

## Item 2. Identity and Background
Name of person filing: Frederico Figueira de Chaves (the "Reporting Person")
Residence or business address: The principal business address of the Reporting Person is c/o Fusion Fuel Green PLC, 9 Pembroke Street Upper, Dublin, D02 KR83, Ireland.
Present principal occupation or employment: The Reporting Person's principal employment is serving as the Interim Chief Financial Officer of Fusion Fuel Green PLC, an Irish public limited company (the "Issuer"), which is a provider of energy services located at 9 Pembroke Street Upper, Dublin, D02 KR83, Ireland.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of Portugal.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On October 12, 2025, the board of directors of the Issuer approved the grant of an option (the "2025 Option") to purchase 400,000 Class A ordinary shares with a nominal value of $0.0035 each ("Class A Ordinary Shares") to the Reporting Person, subject to certain conditions, including the filing of a registration statement on Form S-8 with respect to Amendment No. 1 to the Fusion Fuel Green PLC 2021 Equity Incentive Plan (as amended, the "Plan"), which provided for an increase in the number of Class A Ordinary Shares reserved under the Plan from 28,572 Class A Ordinary Shares to 2,000,000 Class A Ordinary Shares, and the entry into the standard form of option agreement under the Plan. On November 21, 2025, the Issuer filed a Registration Statement on Form S-8 (SEC File No. 333-291732) to register the issuance of the additional Class A Ordinary Shares reserved under the Plan. On November 26, 2025, the Issuer entered into an Option Agreement, dated as of November 26, 2025, with the Reporting Person (the "Option Agreement"), under the Plan, providing for the grant of the 2025 Option in consideration for services to the Issuer. The conditions to the effectiveness of the option grant were satisfied on November 26, 2025. The 2025 Option is exercisable at a price per share of $4.53, will vest as to one-third of the underlying Class A Ordinary Shares on December 31, 2025, December 31, 2026, and December 31, 2027, subject to the Reporting Person's continuous service through each vesting date, and will expire on October 9, 2032.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the 2025 Option as compensation for services to the Issuer. The Reporting Person acquired the 2025 Option for investment purposes.

The Reporting Person is the Interim Chief Financial Officer, Chief Strategy Officer, Head of Hydrogen Solutions, and a director of the Issuer. In these capacities, the Reporting Person may have influence over the corporate activities of the Issuer, including activities which may relate to the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. In particular, the Reporting Person may have plans relating to the acquisition of the assets or equity interests in one or more companies by the Issuer. Such plans may involve the issuance of securities of the Issuer to certain other persons as consideration for such transactions. Any such plans or proposals remain subject to negotiation and execution of definitive transaction documents. Except as disclosed in this Item, the Reporting Person does not have any present plans or proposals which relate to any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date of this Schedule 13D, the Reporting Person may be deemed the beneficial owner of 418,386 Class A Ordinary Shares. This amount includes (i) 6,352 Class A Ordinary Shares held by Key Family Holding Investimentos e Consultoria de Gestao, Ltd ("KFH"), (ii) 405,715 Class A Ordinary Shares issuable upon exercise of options, (iii) 429 Class A Ordinary Shares issuable upon conversion of Restricted Share Units ("RSUs"), and (iv) 5,890 Class A Ordinary Shares issuable upon exercise of a warrant. This amount represents approximately 17.2% of the outstanding Class A Ordinary Shares. The denominator of the fraction upon which this percentage is calculated is comprised of (i) 2,013,403 Class A Ordinary Shares outstanding as of November 17, 2025 as reported in the Issuer's transfer agent records, (ii) 405,715 Class A Ordinary Shares issuable upon exercise of options, (iii) 429 Class A Ordinary Shares issuable upon conversion of RSUs, and (iv) 5,890 Class A Ordinary Shares issuable upon exercise of a warrant. Each of the Reporting Person and his brother has shared voting and dispositive power over the Class A Ordinary Shares held by KFH. The Reporting Person disclaims beneficial ownership of the shares held by KFH except to the extent of his pecuniary interest therein.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting and dispositive power over the Class A Ordinary Shares that are beneficially owned by the Reporting Person as of the date of this Schedule 13D, except that the Reporting Person has shared voting and dispositive power over the Class A Ordinary Shares held by KFH.
Transactions in the class effected during the past sixty days: The information provided in response to Item 3 hereof is incorporated by reference into this Item 5(c). Except as described in this Schedule 13D, the Reporting Person has not effected any transactions in the Class A Ordinary Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 2025 Option or the Class A Ordinary Shares beneficially owned by the Reporting Person, except that the Reporting Person's brother shares the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 6,352 Class A Ordinary Shares held by KFH.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information provided in response to Item 3 hereof is incorporated by reference herein.

On November 22, 2024, pursuant to a Stock Purchase Agreement, dated as of November 18, 2024 (the "QIND Purchase Agreement"), among the Issuer, Quality Industrial Corp., a Nevada corporation ("QIND"), Ilustrato Pictures International Inc., a Nevada corporation, and certain other stockholders of QIND, the Reporting Person entered into a Lock-Up Agreement, dated as of November 22, 2024, among the Issuer, certain holders of securities of the Issuer, and certain persons designated as equity holders of QIND, which provided that the Reporting Person was prohibited from transferring, entering into short sales, granting proxies or powers of attorney, or offering or agreeing to do any of the foregoing during the 180-day period beginning on November 26, 2024, subject to certain exceptions.

Under a Contract of Employment, dated January 1, 2021, between the Issuer and the Reporting Person (the "Employment Agreement"), the Reporting Person will be eligible to participate in any equity incentive plan to be adopted by the Issuer. Under the Employment Agreement, the Reporting Person was appointed as Chief Financial Officer, with continuous service deemed from October 1, 2020, and a normal retirement age of 65. The Employment Agreement provides certain cash compensation per annum, payable monthly and subject to annual review. The Reporting Person is eligible for a discretionary annual bonus as determined by the Compensation Committee of the Issuer, participation in any company equity incentive plan, health insurance and life cover pursuant to applicable plans, access to a pension to be provided separately, reimbursement of reasonable business expenses, use of a car under company policy, and 22 days' annual leave in addition to public holidays; no overtime is payable, and lawful deductions may be made. The Employment Agreement provides that either party may terminate employment on the greater of three months' written notice or any statutory minimum, and the Issuer may, in its discretion, pay salary in lieu of notice, place the Reporting Person on garden leave during any notice period, or terminate employment without notice for cause, including gross misconduct, serious or persistent material breach, or other specified grounds; the Issuer may also terminate with immediate effect if the Reporting Person does not perform the Reporting Person's duties for 90 consecutive days due to incapacity. Upon termination, the Reporting Person must resign any directorships within the Group (as defined in the Employment Agreement) and return company property, and the Reporting Person is subject to post termination restrictive covenants for 12 months within specified territories, including a non compete and non solicitation of employees and customers/suppliers.

On January 1, 2022, the Reporting Person was granted an option (the "Unvested January 2022 Option") to purchase 5,715 Class A Ordinary Shares at an exercise price of $367.50 per share, subject to vesting upon meeting certain performance-based conditions. The Unvested January 2022 Option will vest if the closing trading price of the Class A Ordinary Shares equals or exceeds $630.00 for twenty (20) trading days in a period of thirty (30) consecutive trading days. As of the date of this Schedule 13D, such vesting conditions had not been met. The Unvested January 2022 Option was granted pursuant to an Option Agreement, dated as of January 1, 2022, between the Reporting Person and the Issuer, under the Plan. The Reporting Person disclaims beneficial ownership of the Class A Ordinary Shares issuable upon exercise of the Unvested January 2022 Option.

On January 1, 2022, the Reporting Person was granted an option to purchase 5,715 Class A Ordinary Shares at an exercise price of $367.50, which vested over three years (the "Vested January 2022 Option"). The Vested January 2022 Option was granted pursuant to an Option Agreement, dated as of January 1, 2022, between the Reporting Person and the Issuer, under the Plan.

Other than as disclosed above, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the person named in Item 2 and between such person and any other persons with respect to any securities of the Issuer in connection with call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Option Agreement, dated as of November 26, 2025, between Fusion Fuel Green PLC and Frederico Figueira de Chaves

Exhibit 2: Option Agreement, dated as of January 1, 2022, between Fusion Fuel Green PLC and Frederico Figueira de Chaves

Exhibit 3: Option Agreement, dated as of January 1, 2022, between Fusion Fuel Green PLC and Frederico Figueira de Chaves

Exhibit 4: Fusion Fuel Green PLC 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to Registration Statement on Form S-8 filed by Fusion Fuel Green PLC on August 6, 2021).

https://www.sec.gov/Archives/edgar/data/1819794/000121390021040682/ea145212ex10-1_fusionfuel.htm

Exhibit 5: Amendment No. 1 Fusion Fuel Green PLC 2021 Equity Incentive Plan (incorporated by reference to Exhibit 99.2 to Registration Statement on Form S-8 filed by Fusion Fuel Green PLC on November 21, 2025)

sec.gov/Archives/edgar/data/1819794/000149315225024692/forms-8.htm

Exhibit 6: Stock Purchase Agreement, dated as of November 18, 2024, among Fusion Fuel Green PLC, Quality Industrial Corp., Ilustrato Pictures International Inc., and certain stockholders of Quality Industrial Corp. (incorporated by reference to Exhibit 2.1 to Report in Form 6-K filed by Fusion Fuel Green PLC on March 10, 2025)

https://www.sec.gov/Archives/edgar/data/1819794/000121390025022234/ea023339101ex2-1_fusion.htm

Exhibit 7: Form of Lock-Up Agreement among Fusion Fuel Green PLC, Quality Industrial Corp., and certain other persons (incorporated by reference to Exhibit 10.1 to Report on Form 6-K filed on November 27, 2024)

https://www.sec.gov/Archives/edgar/data/1819794/000117184324006609/exh_101.htm

## Signatures
- Frederico Figueira de Chaves: /s/ Frederico Figueira de Chaves, Frederico Figueira de Chaves (12/04/2025)